

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 15, 2008

Via U.S. Mail

Mr. James J. TerBeest
Chief Financial Officer
Crdentia Corp.
5001 LBJ Freeway
Suite 850
Dallas, TX 75244

      RE: **Crdentia Corp.**
               Form 10-K for the Year ended December 31, 2007
               Filed March 31, 2008
               File No. 000-31152

Dear Mr. TerBeest:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director